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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

TRANSGENE S.A.

(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated February 10, 2003 announcing Positive results of two phase I clinical trials in cancer.

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Patrick Squiban	Julio Cantre	Marie-Carole de Groc
VP Medical & Regulatory Affairs	+1 (212) 798 9779	+33 (0) 1 41 34 40 49
+33 (0) 3 88 27 92 08

Transgene Announces Positive Results of Two Phase I Clinical Trials in Cancer

        Strasbourg, France, February 10, 2003—Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE or 6274) announced today positive results following the successful completion of two Phase I clinical trials. The Adeno Interferon gamma (Ad-IFNg) trial was conducted at the Dermatology Unit at the Zurich University Hospital (Prof. R. Dummer) in patients with cutaneous lymphoma. The Adeno Interleukin-2 (Ad-IL2) trial was conducted at two sites: the Dermatology Unit at the Zurich University Hospital and the Medical Oncology Unit at the Basel Kantonspital (Prof. C. Rochlitz) in patients with metastatic melanoma and other solid tumors.

        The two product candidates use Transgene's improved adenoviral vector, one carrying the Interferon gamma gene and the other the Interleukin-2 gene. Both showed positive results in terms of efficient gene transfer and cytokine expression. Tolerance was excellent up to the highest dose, and promising clinical responses (tumor regressions and stabilizations) were observed in cutaneous lymphoma patients treated with Ad-IFNg.

        "This is an important milestone for us," stated Jean-François Carmier, Chief Executive Officer of Transgene. "We believe that these exciting results with our improved adenoviral vector demonstrate that we have now built a solid adenoviral platform for continuing the development of immunotherapeutic products."

        Ad-IL2 was injected into the tumors of 20 patients with metastatic melanoma or other advanced solid tumors. Data showed dose-dependent levels of Interleukin-2 cytokine in the serum following repeated administrations. The treatment was well tolerated up to the highest dose level with only injection site reactions and transient episodes of fever as the most commonly observed side effects.

        Ad-IFNg was administered to nine patients with primary cutaneous T-cell lymphoma (CTCL) and multilesional cutaneous B-cell lymphoma (CBCL) enrolled in three successive cohorts. Clinical responses and stabilizations were observed in most patients. These responses were confirmed by histological analyses. Treatment was well tolerated with only minor injection site reactions.

        "The administration of our adenoviral vector carrying Interferon gamma showed significant immunological changes in primary CTCL and CBCL," said Patrick Squiban M.D., Transgene's Vice President for Medical and Regulatory Affairs. "We are enthusiastic about moving forward with our Adeno program through trial extension, targeting larger groups of patients and testing more refined treatment regimens."

        Primary cutaneous lymphomas (PCLs), including primary CTCLs and CBCLs encompass a spectrum of diseases defined by a malignant clonal proliferation of epidermotropic lymphocytes. PCLs constitute severe dermatologic diagnoses that jeopardize patients' lives. They are characterized by heterogeneity of clinical presentations, prognoses and therapeutic options. Early stage disease has a good chance of successful therapy, although the treatment is generally poorly tolerated. In contrast, advanced disease is generally marked by burdensome, debilitating tumor lesions and a fatal outcome despite the use of very aggressive treatments.

        "This Phase I trial showed a high number of local and distant tumor regressions associated with negligible side-effects," stated Prof. Reinhard Dummer, M.D. of the Department of Dermatology at the University of Zurich and the principal investigator. "Since there are only a very limited number of therapies available for these patients, we believe that the Ad-IFNg product candidate could benefit and should be tested in larger patient populations."

        Detailed results of the Ad-IFNg Phase I trial will be presented at the 2003 Annual Meeting of the American Association for Cancer Research (AACR) on April 8, 2003 in Toronto, Ontario, Canada.

        Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for seven different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding the efficiency and safety of and potential market for Transgene's product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene's product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

Société anonyme au capital de 23 008 603 €—R.C. Strasbourg B 317 540 581
11, rue de Molsheim—67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2003	Transgene S.A.
	By:	/s/ PHILIPPE PONCET Philippe PONCET Chief Financial Officer

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Transgene Announces Positive Results of Two Phase I Clinical Trials in Cancer
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